Santo Pita Corporation
Plaza Tania, Rotnulo Betancourt No. 289 Local 306
Bella Vista, Santo Domingo, Dominican Republic

July 26, 2011

VIA EDGAR
Mr. John Reynolds, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:     Santo Pita Corporation
           Amendment No. 5 on Registration Statement on Form S-1
           File No. 333-169503
           Filed May 31, 2011

Dear Mr. Reynolds:

We are in receipt of your comment letter dated June 17, 2011 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company's responses:

Prospectus Summary, page 6

  We note your response to comment 2 of our letter dated May 18, 2011 and reissue it in part. Please revise to clarify here and in your MD&A the amount of funds needed to operate for the next 12 months. To the extent a material deficiency is identified, indicate the course of action that you have taken or propose to take to remedy the deficiency. In this regard, your revised plan of operation and disclosures on page 26, 53-54, and 58-59 indicate that your anticipated expenses for the next twelve months include: $5,000-$10,000 for office expenses, $5,000 for the first stage of your website, $3,000 to add networking capability to your website, $5,000-$10,000 for marketing and $10,000-$15,000 for period reporting expenses. Elsewhere in your registration statement you disclose you have a $1,000 per month consulting contract with ECS and will require approximately $19,500 to complete the work on your websites by July 2012. These amounts appear to significantly exceed your available liquidity. Please also revise your registration statement to address the reduced nature of your planned activities beyond periodic reporting if you are unable to raise additional funds.

  ANSWER:     We have revised the requested information to include a discussion of what we anticipate our expenses will be in the twelve months of our operations after the filing of the Registration Statement. In that regard, we have included a chart outlining all of our proposed expenses over the next twelve months in more detail. Additionally, we have also clarified that we have one remaining payment pursuant to the ECS agreement and do not plan on extending the ECS agreement past its August 2011 expiration. Finally, we have also included a discussion in the MD&A section of the Registration Statement to explain that we may need to raise additional funds in order to pay for our planned expenditures, and that we may be required to suspend or cease operations, beyond periodic reporting, until such funding is obtained.

Sincerely,

Santo Pita Corporation

By: /s/ Rosa Habeila Feliz Ruiz
Rosa Habeila Feliz Ruiz
President